Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. The Offer (as defined below) is made solely by the Offer to Purchase, dated October 20, 2025, and the related Letter of Transmittal, and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares in any jurisdiction in which the making or acceptance of offers to sell shares would not be in compliance with the laws of that jurisdiction; provided that we will comply with the requirements of Rule 13e-4(f)(8) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Notice of Offer to Purchase for Cash
by
Keros Therapeutics, Inc.
of
Up to 10,950,165 Shares of Its Common Stock, at a Purchase Price of $17.75 Per Share

Keros Therapeutics, Inc., a Delaware corporation (the “Company”), is offering to purchase for cash up to an aggregate of 10,950,165 shares of its common stock, $0.0001 par value per share (the “shares”), for an aggregate purchase price of up to $194.4 million, at a purchase price of $17.75 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 20, 2025 (the “Offer to Purchase”), and in the related Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the “Offer”). The Company is inviting its stockholders to tender their shares at a price of $17.75 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions of the Offer. The Offer will not be conditioned upon any minimum number of shares being tendered and will not be subject to a financing condition; however, the Offer is subject to a number of other conditions described in the Offer to Purchase and the related Letter of Transmittal.

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON TUESDAY, NOVEMBER 18, 2025, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS THEY MAY BE EXTENDED, THE “EXPIRATION TIME”) OR TERMINATED

The Board of Directors of the Company has approved the Offer. However, none of the Company, and its Board of Directors, the Dealer Manager, the Information Agent or the Depositary is making any recommendation to any stockholder as to whether to tender or refrain from tendering shares, and the Company has not authorized any person to make any such recommendation. Stockholders must make their own decisions as to whether to tender their shares and, if so, how many shares to tender. In so doing, stockholders should read and evaluate carefully the information in the Offer to Purchase and in the related Letter of Transmittal, including the Company’s reasons for making the Offer, and should consult with their own investment and tax advisors.

Only shares validly tendered and not properly withdrawn at or prior to the Expiration Time will be eligible for purchase in the Offer. Due to the proration and conditional tender offer provisions described in the Offer to Purchase, all of the shares tendered may not be purchased if more than 10,950,165 shares are properly tendered and not properly withdrawn at or prior to the Expiration Time.

The Company will purchase only those shares properly tendered and not properly withdrawn upon the terms and conditions of the Offer. All shares accepted for payment will be paid promptly after the Expiration Time, net to the seller in cash, less any applicable withholding taxes and without interest. If the Offer is fully subscribed, we would purchase 10,950,165 shares pursuant to the Offer, which would represent approximately 35.9% of the outstanding shares as of October 17, 2025.

The Company expressly reserves the right, in its sole discretion, to change the per share purchase price and to increase or decrease the aggregate value of shares sought in the Offer or otherwise amend the Offer, subject to applicable law. In addition, if the Offer is oversubscribed and more than 10,950,165 shares are properly tendered (and not properly withdrawn), the Company may exercise its right to purchase up to an additional 2% of its outstanding shares without extending the Expiration Time.

For purposes of the Offer, the Company will be deemed to have accepted for payment, and therefore purchased, shares properly tendered (and not properly withdrawn), subject to the proration and conditional tender provisions of the Offer, only when, as and if the Company gives oral or written notice to Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), of its acceptance of such shares for payment under the Offer. The Company will make payment for shares tendered and accepted for payment under the Offer only after timely receipt by the Depositary of certificates for such shares or of timely confirmation of a book-entry transfer of such shares into the Depositary’s account at the “book-entry transfer facility” (as defined in the Offer to Purchase), a properly completed and duly executed Letter of Transmittal or a manually signed facsimile thereof or, in the case of a book-entry transfer, and “agent’s message” (as defined in the Offer to Purchase), and any other documents required by the Letter of Transmittal.

If the conditions of the Offer have been satisfied or waived and more than 10,950,165 shares (or such greater amount as the Company may elect to purchase, subject to applicable law) have been properly tendered and not properly withdrawn on or prior to the Expiration Time, the Company will purchase shares from all holders who properly tender shares and do not properly withdraw them, on a pro rata basis. The Company will not accept shares subject to conditional tenders for which the condition was not satisfied, such as tenders conditioned on the acceptance of all shares tendered by a tendering holder.

Because of the proration and conditional tender provisions described above, the Company may not purchase all of the shares that a stockholder tenders.

The Company will return all tendered shares that it has not purchased in the Offer to the tendering stockholders or, in the case of shares delivered by book-entry transfer, will credit the account at the book-entry facility from which the transfer has been previously made, at the Company’s expense promptly after the Expiration Time.

The Company expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any shares by giving oral or written notice of such extension to the Depositary and making a public announcement thereof no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Time. During any such extension, all shares previously tendered and not properly withdrawn will remain subject to the Offer and to the right of a tendering stockholder to withdraw such stockholder’s shares. The Company also expressly reserves the right to terminate the Offer, as described in the Offer to Purchase. Subject to compliance with applicable laws, the Company further reserves the right, regardless of whether any of the circumstances described in the Offer to Purchase shall have occurred, to amend the Offer in any respect, including, without limitation, by increasing or decreasing the consideration offered. The Company will announce any such termination or amendment to the Offer by making a public announcement of the termination or amendment in accordance with applicable law.

The Company intends to pay for the purchase of the shares with cash on hand.

The receipt of cash from the Company in exchange for the shares in the Offer will be treated for U.S. federal income tax purposes as (1) a sale or exchange or (2) a distribution in respect of shares from the Company. If you are a Non-U.S. Holder (as defined in Section 14 of the Offer to Purchase), and the receipt of cash by you is treated as consideration received in a sale or exchange, you generally will not be subject to U.S. federal income taxation on the receipt of such cash subject to certain exceptions. If you are a Non-U.S. Holder and the receipt of cash is treated as a distribution with respect to your shares, you may be subject to U.S. federal withholding tax on the portion of such distribution treated as a “dividend” for U.S. federal income tax purposes at a rate of 30% (or such lower rate as may be specified pursuant to an applicable income tax treaty). In any event, Non-U.S. Holders should expect that the Depositary or other applicable withholding agent will likely withhold U.S. federal withholding tax at a rate of 30% from any payments made to them pursuant to the Offer unless such withholding agent receives documentation pursuant to which it may determine that a reduced rate of, or exemption from, such withholding applies. If such tax has been withheld, but the receipt of cash for the tendered shares is in fact properly treated as consideration received in a sale or exchange, the Non-U.S. Holder may apply for a refund of such withheld amount. Stockholders are strongly encouraged to read the Offer to Purchase, including Section 14, for additional information regarding the U.S. federal income tax consequences of participating in the Offer and to consult their tax advisors.

Stockholders who desire to tender their shares but (a) whose certificates for those shares are not immediately available, (b) cannot complete the procedure for book-entry transfer on a timely basis or (c) cannot deliver of all required documents to reach the Depositary at or prior to the Expiration Time may still tender their shares by following the procedure for guaranteed delivery set forth in the Offer to Purchase and Letter of Transmittal.

Stockholders may withdraw their tendered shares at any time prior to the Expiration Time, and, unless previously accepted for payment by the Company under the Offer, may also be withdrawn at any time after 12:00 midnight, at the end of the day, New York City Time, on Tuesday, December 16, 2025, the 40th business day after the commencement of the Offer. For such withdrawal to be effective, the Depositary must timely receive a written or facsimile transmission notice of withdrawal at the respective addresses or facsimile number specified for such manner of delivery set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the tendering stockholder, the number of shares to be withdrawn and the name of the registered holder of such shares. If the certificates for shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an “eligible institution” (as defined in the Offer to Purchase), unless such shares have been tendered for the account of an eligible institution. If more than one Letter of Transmittal has been used or shares have been otherwise tendered by a stockholder in more than one group of shares, shares may be withdrawn by such stockholder using either separate notices of withdrawal or a combined notice of withdrawal, so long as the information specified above is included. If shares have been tendered pursuant to the procedure for book-entry transfer set forth in the Offer to Purchase, any notice of withdrawal also must specify the name and the number of the account at the book-entry transfer facility to be credited with the withdrawn shares and must otherwise comply with such book-entry transfer facility’s procedures.

The Company will determine, in its sole discretion, all questions as to the form and validity of any notice of withdrawal, including the time of receipt, and such determination will be final and binding, subject to a stockholder’s right to challenge the Company’s determination in a court of competent jurisdiction. None of the Company, Goldman Sachs & Co. LLC, as the Dealer Manager, MacKenzie Partners, Inc., as the Information Agent, Computershare Trust Company, N.A., as the Depositary, or any other person will be under any duty to give notification of any defects or irregularities in any tender or notice of withdrawal or incur any liability for failure to give any such notification. The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and the Schedule TO, both of which are incorporated herein by reference.

The Offer to Purchase and the related Letter of Transmittal contain important information that stockholders should read carefully before making any decision with respect to the Offer. Copies of the Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of shares whose names appear on the Company’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares.

Please direct any questions or requests for assistance to the Dealer Manager or Information Agent at their respective telephone numbers and addresses set forth below. Please direct requests for additional copies of the Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery to the Information Agent at the telephone number and address set forth below. The Information Agent will promptly furnish to stockholders additional copies of these materials at the Company’s expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

MacKenzie Partners, Inc.

7 Penn Plaza

New York, NY 10001

(212) 929-5500

or

Call Toll-Free: (800) 322-2885

Email: tenderoffer@mackenziepartners.com

The Dealer Manager for the Offer is:

Goldman Sachs & Co. LLC

200 West Street

New York, NY 10282

Call: (212) 902-8226

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